      Insurance & Financial Services

 Norman L. Frohreich

President and Chief Executive Officer

FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, KY 40065-8878

Phone:  (502) 410-4500   Fax:  (502) 633-6163

May 28, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated May 24, 2010

File No. 333-152062

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “SEC” or “Commission”) letter of May 24, 2010, with regard to Form S-1 registration statement Amendment No. 6 filed by the Company on May 7, 2010.

The Company will file Amendment No. 7 to Form S-1 contemporaneously with the filing of this letter.  The following clarifications have been made to Amendment No. 6 pursuant to the Commission’s request:

As a note to this response letter, the page numbers that are referenced in this document are correct with the latest Edgar version.

SEC Comment 1:

Please update your financial information and related disclosures to include the quarter ended March 31, 2010 as required by Rule 3-12 of Regulation S-X.

Company Response Comment 1:

The Company filed the 1st Quarter Form 10-Q on May 14, 2010, and all financial information disclosed therein is contained in this Amendment No. 7.

SEC Comment 2:  Use of proceeds, page 17.

We note your response to Comment 2. Please revise your prospectus to disclose the information provided in your response letter under the heading "Company Response Comment 2 B."

Company Response Comment 2:

The following paragraph has been added to the prospectus on page 18:

The management is in continuous contact with our note holders.  No demand for repayment has been made by any note holder on the outstanding notes, which are in default.  If we are successful with our preferred stock offering, we intend to pay our non-affiliate note holders first.  If funds are available to pay off our related party notes then we will proceed on an as needed basis depending on the company’s need for capital.  However, should a note holder contact us and require his/her note to be repaid, we would make every effort to comply with that request.

SEC Comment 3:  Liquidity and Capital Resource, page 22

We note that you have entered into promissory note agreements which provide a significant source of liquidity for your company. Please file each of your outstanding promissory note agreements as exhibits to the registration statement.

Company Response Comment 3:

With regard to the promissory notes, the Company has disclosed all information required under Regulation S-K, including (i) the date on which the company became obligated under the notes; (ii) a brief description of the transaction or agreement creating the obligation or arrangement; (iii) the amount of the obligation; and (iv) a brief description of other material terms and conditions, if any.

The notes have been reviewed annually by the Company’s auditors.  The debts evidenced by the notes have been verified annually with the note holders. Management takes the position that the company has adequately and fully disclosed the existence and the terms of the promissory notes.  Management disagrees with the Commission’s request to add the promissory notes as exhibits to the Form S-1 registration statement.

Moreover, many of the promissory notes contain personal information, including names, addresses and social security numbers of the note holders.  Disclosing this information could result in the Company’s being liable for damages that result to the note holders for disclosing such information.

Management agrees to provide a new Exhibit 10.4 to Form S-1 Registration Statement Amendment No. 7, which discloses our specimen promissory note form that we use to evidence debts to non-affiliates and related party note holders.

SEC Comment 4:  Critical Accounting Policies and Estimates, page 25.

Please clarify under a separate heading what policy the first two paragraphs appearing in this section relates to (e.g. Revenue Recognition).

In addition, please explain how this policy requires significant estimates. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. Please revise this disclosure accordingly.

Company Response Comment 4 (part one):

Changed heading for the first two paragraphs to Revenue Recognition as suggested.

Company Response Comment 4 (part two):

We added a revised heading for the third paragraph and made additional changes breaking up that paragraph and deleting part of that paragraph as follows:

Accounting Policies and Estimates   [revised heading to remove the word "Critical"]

The Company’s discussion and analysis of its financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

On an ongoing basis, the Company is prepared to evaluate any estimates, including those related to bad debts, inventories, fixed assets, income taxes, contingencies and litigation. The Company will base its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which may form the basis of the Company’s judgments on the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

To assist in this clarity we are adding the following language under this same heading:

This policy is in effect for any future events that would require estimates.  During the last two years under the direction of our current Chief Financial Officer, there have been no estimates needed to be used in our financial statements other than the valuation of our database which has been provided by an outside accounting firm.

In this application, we have estimated the cost of the issuance and distribution of this prospectus.   Some of this estimated cost has not been included in our financial statements at this time because the outcome of this application is not known.

SEC Comment 5:  Management page 42.

Please revise the biographical information that you have provided for your directors to include the disclosure required under Items 401(e) of Regulation S-K. Specifically, for each director briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure.

In addition, please indicate any other directorships, including any other directorships held during the past five years, held by each director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq., as amended, naming such company.

Company Response Comment 5:

The registration statement has been revised to include all information required under Item 401(e) of Regulation S-K.

SEC Comment 6:  Compensation of Officers and directors, page 44.

We note that your compensation table includes stock awards granted to Trent Oakley, Deena Madison, and William Jackson in 2008 but does not include any footnote disclosure indicating that the amounts included in the table reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please revise your compensation table accordingly. See Item 402(n)(2)(v) of Regulation S-K.

Company Response Comment 6:

The disclosure of our stock awards were identified in Note 9. STOCKHOLDERS EQUITY page F-16 as required by 402(n)(2)(v) of Regulation S-K.  Each award identifies the price per share at the time of the issue of the stock.  Mr. Jackson and Ms. Madison’s share values were also disclosed immediately below the footnote for the referenced chart.  The Company’s practice is to issue those shares at the current market value, “fair value”, of the stock.  Due to the volatility of our stock we make every attempt to apply fair value to the award in determining the share price at the time of the agreement and issue.

The valuation of the shares was also added to the COMPENSATION OF OFFICERS AND DIRECTORS Table footnotes on page 47 per the Commission’s Comment 6.

SEC Comment 7:  Significant Accounting Policies, m. Intangible Assets.

Please correct the book value of your customer database presented in this disclosure. The current value presented is your total asset value.

Company Response Comment 7:

The book value was stated correctly in the following statements in Amendment No. 6.  We believed it was important that we reflected that our valuation exceeded our book value as we stated.

The book value has been adjusted to $279,632 in Amendment No. 7 to reflect the March 2010 reduction.

SEC Comment 8:

Please tell us your accounting basis for classifying the related party gain on the settlement of debt of $11,000 in additional paid in capital.

Company Response Comment 8:

In December, 2009 we negotiated the exchange of a note and accrued interest for share with Mr. Boutwell, one of our Directors.  The settlement price was $.03 per share at the time of the negotiation.  Consequently we converted a $25,000 note dated January 1, 2006 with accrued interest of $8.000.00 for a total of $33,000 for 1,100,000 restricted shares of stock at $.03 per share.

During the year-end audit process, it was determined that the then market price of the stock was $.02 per share and calculated the difference of $11,000   (i.e., 1,100,000 shares times $.03 which equaled $33,000 vs. 1,100,000 shares times $.02 per share which equaled $22,000).   That difference, a gain, was booked as an increase of $11,000 to additional paid-in capital as the individual is a related party and a Director.  We did this to be conservative by recording the gain outside of operations as a capital transaction.

SEC Comment 9:  Intangible Assets, Page F-15

Refer to your response to our comment 4. You have indicated that your 2010 appraisal conducted by a third party will not provide a consent to be included in the financial statements. Please remove this third party reference from the "Expert" section on page 47.

Company Response Comment 9:

Third party reference is removed from the Expert section on page 51.

SEC Comment 10:  Exhibits and Financial Statement Schedules, page II-2

Please revise your exhibit index to indicate that you are requesting confidential treatment for Exhibit 10.3. Please also ensure that any future amendments include this notation in the exhibit index.

Company Response Comment 10:

The Exhibits list has been revised per the Commission’s comment.

SEC Comment 11:  Signatures, page II-4

Your registration statement has not been signed by an individual designated as your principal financial officer.  If Mr. Frohreich serves as your principal financial officer, in addition to principal executive officer and principal accounting officer, please revise his signature block to indicate each of these capacities. Otherwise, please ensure that your principal financial officer signs the registration statement and that this person's signature block reflects this capacity. See Instruction 1 to the signatures on Form S-1.

Company Response Comment 11:

The signature lines have been corrected per the Commission’s Comment.

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President